Report of Independent Registered Public Accounting Firm

To the Board of Directors of

JPMorgan Chase Bank, National Association

We have examined JPMorgan Chase Bank, National Association’s (the “Bank”), compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the servicing of residential mortgage loans for which servicing for others was acquired from the FDIC as receiver for First Republic Bank (the “Platform”) described in the accompanying Management’s Report on Assessment of Compliance with Applicable Servicing Criteria, as of December 31, 2023 and for the period from May 1, 2023 to December 31, 2023, excluding criteria 1122(d)(1)(iii), 1122(d)(3)(i)(C) and 1122(d)(4)(xv), which the Bank has determined are not applicable to the servicing activities performed by it with respect to the Platform. As described in management’s assertion, for servicing criteria 1122(d)(4)(xi), 1122(d)(4)(xii), and 1122(d)(4)(xiii), the Bank has engaged various vendors to perform the activities required by these servicing criteria. The Bank has determined that these vendors are not considered “servicers” as defined in Item 1101(j) of Regulation AB, and the Bank has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Compliance and Disclosure Interpretation 200.06 of the SEC Division of Corporation Finance’s interpretations of the rules adopted under Regulation AB and the Securities Act and the Exchange Act (“Interpretation 200.06”). As permitted by Interpretation 200.06, the Bank has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors’ activities comply in all material respects with the servicing criteria applicable to each vendor. The Bank is solely responsible for determining that it meets the SEC requirements to apply Interpretation 200.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Bank’s determination of its eligibility to use Interpretation 200.06. Exhibit B to management's assertion identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. JPMorgan Chase Bank, National Association’s management is responsible for the Bank's compliance with the applicable servicing criteria. Our responsibility is to express an opinion on the Bank’s compliance with the applicable servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Bank complied, in all material respects, with the applicable servicing criteria, and, accordingly, included examining, on a test basis, evidence about the Bank’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of selected asset-backed transactions and securities that comprise the Platform, testing of selected servicing activities related to the Platform, and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the applicable servicing criteria. Our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to detect noncompliance arising from errors that may have occurred prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report. We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank’s compliance with the servicing criteria.

PricewaterhouseCoopers LLP, 41 South High Street, Suite 2500, Columbus, OH 43215 T: (614) 225

8700, www.pwc.com/us

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

Our examination disclosed the following material noncompliance with the servicing criteria set forth in Item 1122(d)(2)(v), 1122(d)(4)(vi), and 1122(d)(4)(x)(b) of Regulation AB applicable to the Bank during period ended December 31, 2023.

As required by Item 1122(d)(2)(v) of Regulation AB, each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. There were certain instances in which custodial accounts were not maintained at a federally insured depository institution because they did not meet the minimum rating agency requirements in the applicable agreements.

As required by Item 1122(d)(4)(vi) of Regulation AB, changes with respect to the terms or status of an obligor's pool asset (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents. There was an instance where a title transfer occurred without obtaining approval as required by the applicable transaction agreement.

As required by Item 1122(d)(4)(x)(b) of Regulation AB, interest on any funds held in trust for an obligor (such as escrow accounts) should be paid, or credited, to obligors in accordance with applicable pool asset documents and state laws. There were certain instances in which interest on funds held in trust for an obligor was not paid, or credited, to obligors in accordance with state laws.

In our opinion, except for the material noncompliance described in the preceding paragraph, JPMorgan Chase Bank, National Association complied with the aforementioned applicable servicing criteria as of and for the period ended December 31, 2023 for the Platform, in all material respects.

Columbus, Ohio February 28, 2024